<SEQUENCE>
<FILENAME>weaverrule144120607


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or Executing a sale directly with a market maker.

________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

NATIONAL PENN BANCSHARES, INC.
-----------------------------------------------------------------
1(b) IRS IDENT. NO.		(c) SEC FILE NO.

23-2215074				10957
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1(d)  CITY			STATE		ZIP

Boyertown			PA		19512
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1(e)  TELEPHONE	AREA CODE		NUMBER

			610			369-6371
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2(a) NAME OF PERSON WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Sharon L. Weaver
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2(b)  IRS IDENT. NO.		(c) RELATIONSHIP TO ISSUER

N/A					Group Exec. VP
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2 (d)  ADDRESS		STREET

Philadelphia & Reading Aves.
-----------------------------------------------------------------
2(d)	CITY			STATE		ZIP CODE

Boyertown			PA		19512
-----------------------------------------------------------------

INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS identification number and SEC File number.


3(a)
Title of the Class of
Securities to be sold

Common Stock
----------------------

(b)
Name and Address of Each Broker through whom the securities are to be offered or each market maker who is acquiring the Securities

PrimeVest
Financial Services, Inc.
400 First Street
South, St. Cloud, MN  56301
------------------------

SEC USE ONLY
Broker-Dealer File Number


-------------------------

(c)
Number of shares or other units to be sold (See instr. 3(c))

16,862
-------------------------

(d)
Aggregate Market Value
(See instr. 3(d))


$269,792.00
-------------------------

(e)
Number of shares or other units outstanding (See instr. 3(e)).

48,909,686
-------------------------


(f)
Approximate Date of Sale
(See instr. 3(f))
(M). DAY YR.)

12/06/07
--------------------------


(g)
Name of Each Securities Exchange
(See Instr. 3(g))

NASDAQ


--------------------------

INSTRUCTIONS:
1.(a) Name of issuer.
  (b) Issuers I.R.S. Identification number.
  (c) Issuers S.E.C. file number, if any.
  (d) Issuers address, including zip code.
  (e) Issuers telephone number, including area code.

2. (a) Name of person for whose account the securities are to be sold.
   (b) Such persons I.R.S. Identification number, if such person is an entity.
   (c) Such persons relationship to the issuer.
(e.g., officer, director, 10% Stockholder, or member of immediate family of any of the foregoing)
   (d) Such persons address, including zip code.

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold.
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
   (d) Aggregate market value of the securities to be sold as of a specified Date within 10 days prior to the filing of this notice.
   (e) Number of shares or other units of the class outstanding,or if debt Securities the face amount thereof outstanding,as shown by the most Recent report or statement published by the issuer.
   (f) Approximate date of which the securities are to be sold.
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I  SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the Securities to be sold and with respect to the payment of all or any part Of the purchase price or other consideration therefore:


Title of the Class

Common Stock
------------------------

Date you Acquired

12/11/1997
------------------------

Nature of Acquisition Transaction


Exercise of Options under Rule 16b-3
------------------------


Name of Person from whom acquired (if gift, also give date donor acquired)


National Penn Bancshares, Inc.
--------------------------


Amount of Securities Acquired


16,862
---------------------------

Date of Payment


Payable on Exercise
---------------------------

Nature of Payment


Cash


--------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, Explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted
Of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold.
Had any short positions put or other option to dispose of securities referred to in paragraph (d) (3) of Rule 144, Furnish full information with respect thereto.

TABLE II  SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months
By the person for whose account the securities are to be sold.

Name and address of seller


N/A
-------------------------


Title of Securities Sold


N/A
-------------------------

Date of Sale


N/A
-------------------------

Amount of
Securities

N/A
-------------------------

Gross Proceeds


N/A


------------------------

REMARKS:

This sale is being made pursuant to a plan adopted by Sharon L. Weaver on May 23, 2007 under SEC
Rule 10b5-1.

INSTRUCTIONS:
See the definition of person in paragraph (a) of Rule 144.
Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this Notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


December 6, 2007			/s/ Sharon L. Weaver
__________________________		________________________
DATE OF NOTICE				SIGNATURE

The notice shall be signed by the person for whose account the securities are to Be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).